UNITED S TATES

S ECURITIES AND EXCHANGE COMMIS S ION

Washington, D.C. 2054 9 FORM 12b-25

SEC FILE NUMBER 33-26787-D CUSIP NUMBER 989865M 103

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D

□	Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2015

□	Transition Report on Form 10-K
□	Transition Report on Form 20-F
□	Transition Report on Form 11-K
□	Transition Report on Form 10-Q
□	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGIS TRANT INFORMATION

Zynex, Inc.

Full Name of Registrant

Former Name if Applicable

9990 Park Meadows Drive

Address of Principal Executive Office (Street and Number)

Lone Tree, Colorado 80124 City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Zynex, Inc. (the “Company”) needs additional time to prepare its Form 10-Q for the three and nine months ended September 30, 2015.  The primary reasons for the delay are a change in chief financial officer of the Company and the resulting inability to complete all of the work necessary in light of certain transactions that were negotiated in October and terminated in early November.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas Sandgaard	(303)	703-4 906
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 194 0 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Zynex, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ZYNEX, INC.

Date:November 16, 2015	By:	/s/ Thomas Sandgaard
Thomas Sandgaard
Title: President, Chief Executive Officer, Principle Executive Officer, Chief Financial Officer, and Principle Financial Officer